DYNASTY GOLD CORP.
(*formerly* C Squared Developments Inc.)
735 – 1489 MARINE DRIVE
WEST VANCOUVER, B.C. V7T 1B8
tel. (604) 913-0613
fax (604) 913-0628



03022771

June 2, 2003

Securities & Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Room 3090
Washington, D.C. 20549
U.S.A.

SUPPL

Attention: Mr. Paul Dudek

Dear Sirs:

RE: Dynasty Gold Corp. (formerly C Squared Developments Inc.)
12g3-2(b) Exemption - #82-1756

Please note that the Company's name has been changed from "C Squared Developments Inc." to "Dynasty Gold Corp."

In order to maintain the above exemption in good standing, we enclose the following:

1. Report of Exempt Distribution dated May 12, 2003;
2. Certificate of Qualifying Issuer dated May 12, 2003;
3. News release dated May 12, 2003;
4. Material Change report dated May 12, 2003;
5. TSX Venture Exchange bulletin dated May 13, 2003;
6. Certificate of Name Change dated May 14, 2003;
7. Special Resolution effective May 14, 2003; and
8. Form 51-901F Quarterly Report for the period ended March 31, 2003.

Yours very truly,

DYNASTY GOLD CORP.
per:

Marilyn Wong, Assistant Secretary

Encl.

82 1756

BC FORM 45-902F
(Formerly Form 20)

03 JUN -2 7:21

Securities Act

REPORT OF EXEMPT DISTRIBUTION

1. **State the full name, address and telephone number of the issuer of the security distributed.**

   C Squared Developments Inc.
   735 – 1489 Marine Drive
   West Vancouver, B.C. V7T 1B8
   Tel. (604) 913-0613

2. **State whether the issuer is or is not a reporting issuer and, if reporting, the jurisdictions in which it is reporting.**

   The issuer is a reporting issuer in British Columbia and Alberta.

3. **State whether the issuer is listed or quoted on any stock exchange or trading or quotation system and, if so, which stock exchange or trading or quotation system.**

   The issuer is listed on the TSX Venture Exchange.

4. **Describe the type of security and the aggregate number distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date.**

   1,148,757 special warrants. Each special warrant is exercisable into one unit consisting of one common share and one share purchase warrant. Each share purchase warrant is exercisable into one common share at US$0.35 during the first year and at US$0.45 during the second year.

5. **Provide the following information for each type of security distributed. Consult Multilateral Instrument 45-102 *Resale of Securities* to determine what restricted or seasoning period applies to the security.**

Full name of purchaser and municipality and jurisdiction of residence	*Number of securities purchased*	*Date of distribution*	*Price per security / total purchase price*	*Exemption relied on*	*Length of any restricted or seasoning period*
Alex Von Kleist West Vancouver, B.C.	300,000	May 7, 2003	US$0.25 / US$75,000	MI 45-103 Part 5.1	4 months
Daryl Cockell Port Hardy, B.C.	40,000	May 7, 2003	US$0.25 / US$10,000	MI 45-103 Part 3.1	4 months
Keith Cockell Ocean Falls, B.C.	20,000	May 7, 2003	US$0.25 / US$5,000	MI 45-103 Part 3.1	4 months
Donald Dyer Richmond, B.C.	13,000	May 7, 2003	US$0.25 / US$3,250	MI 45-103 Part 3.1	4 months

Sammy Pan Vancouver, B.C.	10,000	May 7, 2003	US$0.25 / US$2,500	MI 45-103 Part 5.1	4 months
Janice Birch Vernon, B.C.	16,000	May 7, 2003	US$0.25 / US$4,000	MI 45-103 Part 3.1	4 months
Teresa Suk Ching Ma Richmond, B.C.	250,000	May 7, 2003	US$0.25 / US$62,500	MI 45-103 Part 5.1	4 months
Sarah Saliken Castlegar, B.C.	26,300	May 7, 2003	US$0.25 / US$6,575	MI 45-103 Part 3.1	4 months
Tamarac Industries Ltd. Prince Rupert, B.C.	20,000	May 7, 2003	US$0.25 / US$5,000	MI 45-103 Part 3.1	4 months
Blaine Bailey Vancouver, B.C.	14,000	May 7, 2003	US$0.25 / US$3,500	MI 45-103 Part 3.1	4 months
Percy Chan Vancouver, B.C.	120,000	May 7, 2003	US$0.25 / US$30,000	MI 45-103 Part 5.1	4 months
Mandryk Holdings Ltd. Cranbrook, B.C.	20,000	May 7, 2003	US$0.25 / US$5,000	MI 45-103 Part 5.1	4 months
Paradise Orchards America Abbotsford, B.C.	120,000	May 7, 2003	US$0.25 / US$30,000	MI 45-103 Part 3.1	4 months
Michael Lacoe Vancouver, B.C.	40,000	May 7, 2003	US$0.25 / US$10,000	MI 45-103 Part 5.1	4 months
John Morita Vancouver, B.C.	16,000	May 7, 2003	US$0.25 / US$4,000	MI 45-103 Part 3.1	4 months
John McEachern North Vancouver, B.C.	3,457	May 7, 2003	US$0.25 / US$864	MI 45-103 Part 3.1	4 months
John MacDonald Canton, New York	120,000	May 7, 2003	US$0.25 / US$30,000	MI 45-103 Part 5.1	4 months

6. **Disclose the following information in a schedule to the Form 45-902F. The information in the schedule is not available to the public.**

Full name and residential address of purchaser	*Telephone number and e-mail address of purchaser*	*Type of security and number purchased*	*Exemption relied on*
See attached			

7. **State the total dollar value (Canadian $) of the securities distributed by the issuer to purchasers resident in British Columbia. This total dollar value must be used for calculating the fee payable for filing this report with the British Columbia Securities Commission.**

   CDN $357,493 (US$257,189 x 1.39)

8. **Provide the following information for each person who is being compensated in connection with the distribution(s) of the security. When disclosing compensation paid or to be paid, include discounts, commissions or other fees or payments of a similar nature directly related to the distribution. Do not include payments for services incidental to the trade, such as clerical, printing, legal or accounting services.**

If the compensation is in the form of a security, include the exemption under which the security is being distributed. If the security is being distributed on a later date, the issuer must file a separate Report of Distribution with the applicable filing fee.

Name and address of person being compensated	*Compensation paid (number and type of security and/or cash amount (Canadian $)*	*Price per share (Canadian $)*
John McCleery 801 - 2222 Bellevue Avenue West Vancouver, B.C. VSV 2S7	CDN $10,425	N/A

The undersigned hereby certifies that the statements made in this report and in any schedule to this report are true and correct.

DATED at Vancouver, B.C. this 12th day of May, 2003.

C SQUARED DEVELOPMENTS INC.
per:
"Jonathan George"

Jonathan George, President

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A RECORD REQUIRED TO BE FILED OR PROVIDED UNDER THE SECURITIES ACT OR SECURITIES RULES THAT, AT THE TIME AND IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

SCHEDULE

Item 6:

Full name and residential address of purchaser	*Telephone number and e-mail address of purchaser*	*Type of security and number purchased*	*Exemption relied on*
Alex Von Kleist 5401 Greentree Road West Vancouver, B.C. V7W 1N3	Tel. 604 921-8265	300,000 special warrants	MI 45-103 Part 5.1
Daryl Cockell P.O. Box 2607 Port Hardy, B.C. V0N 2P0	Tel. 250 949-8778	40,000 special warrants	MI 45-103 Part 3.1
Keith Cockell 330 Lewthwait Drive Ocean Falls, B.C. V0T 1P0	Tel. 250 289-3210	20,000 special warrants	MI 45-103 Part 3.1
Donald Dyer 4320 River Road Richmond, B.C. V7C 1A2	Tel. 604 273-4708	13,000 special warrants	MI 45-103 Part 3.1
Sammy Pan 1900 – 666 Burrard Street Vancouver, B.C. V6C 3N1	Tel. 604 718-7536	10,000 special warrants	MI 45-103 Part 5.1
Janice Birch 7071 Jasper Drive Vernon, B.C. V1H 1P2	Tel. 250 545-0383	16,000 special warrants	MI 45-103 Part 3.1
Teresa Suk Ching Ma 36 – 7831 Garden City Road Richmond, B.C. V6Y 4A3	Tel. 604 303-7627	250,000 special warrants	MI 45-103 Part 5.1
Sarah Saliken 2489 Knob Road Castlegar, B.C. V1N 4T9	Tel. 250 365-0094	26,300 special warrants	MI 45-103 Part 3.1
Tamarac Industries Ltd. P.O. Box 283 Prince Rupert, B.C. V8J 3P6	Tel. 250 624-3975	20,000 special warrants	MI 45-103 Part 3.1
Blaine Bailey 5949 Patrick Street Vancouver, B.C. V5J 3B8	Tel. 604 431-5193	14,000 special warrants	MI 45-103 Part 3.1
Percy Chan 2105 – 1067 Marinaside Cres. Vancouver, B.C. V6Z 3A4	Tel. 604 696-9928	120,000 special warrants	MI 45-103 Part 5.1
Mandryk Holdings Ltd. 801 – 15th Street, S. Cranbrook, B.C. V1C 5N9	Tel. 250 489-0658	20,000 special warrants	MI 45-103 Part 5.1

Paradise Orchards America 31859 Gabriiola Court Abbotsford, B.C. V2T 5M9	Tel. 604 556-0539	120,000 special warrants	MI 45-103 Part 3.1
Michael Lacoe 2803 – 1255 Bidwell Street Vancouver, B.C. V6G 2K8	Tel. 604 893-8318	40,000 special warrants	MI 45-103 Part 5.1
John Morita 145 West 44th Avenue Vancouver, B.C. V5Y 2V3	Tel. 604 880-5555	16,000 special warrants	MI 45-103 Part 3.1
John McEachern 1233 Tatlow Avenue North Vancouver, B.C. V7P 2Z5	Tel. 604 986-0044	3,457 special warrants	MI 45-103 Part 3.1
John MacDonald 24 Farmer Street Canton, New York 13617	Tel. 315 386-3198	120,000 special warrants	MI 45-103 Part 5.1
TOTAL		1,148,757	

82-1756

FORM 45-102F2

CERTIFICATE UNDER SUBSECTION 2.7(2) OR (3) OF MULTILATERAL INSTRUMENT 45-102 *RESALE OF SECURITIES*

C Squared Developments Inc. (the "Company") has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on May 7, 2003 of 1,148,757 special warrants at a price of US$0.25 per special warrant, each special warrant being exercisable into one unit, and each unit being comprised of one common share and one share purchase warrant exercisable for a further share of the Company at a price of US$0.35 in year one and at a price of US$0.45 in year two, the Company was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

DATED at Vancouver, B.C. this 12th day of May, 2003.

C SQUARED DEVELOPMENTS INC.

By: "Jonathan George"
Jonathan George, President

82-1756

C SQUARED DEVELOPMENTS INC.

735 – 1489 MARINE DRIVE
WEST VANCOUVER, B.C. V7T 1B8
tel. (604) 913-0613
fax (604) 913-0628

MAY 12, 2003
NEWS RELEASE 00-08
TRADING SYMBOL SQD.V
SEC 12g3-2(b) #82-1756

The Company is pleased to announce that it has entered into a non-brokered private placement of up to 700,000 units at a price of $0.35 per unit, for gross proceeds of up to $245,000. Each unit will consist of one common share and one share purchase warrant. Each share purchase warrant will entitle the holder to purchase an additional common share of the Company for a term of two years, at a price of $0.40 in the first year and at a price of $0.50 in the second year.

Proceeds of the private placement will be used for the Company's exploration and development of properties in China and for general working capital.

ON BEHALF OF THE BOARD OF
C SQUARED DEVELOPMENTS INC.

"Jonathan George"

Jonathan George, President

This press release contains certain "forward-looking statements" that involve a number of risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

82-1756.

MATERIAL CHANGE REPORT

BC FORM 53-901F
Under Section 85(1) of the British Columbia Securities Act

FORM 27
Under Section 118(1) of the Alberta Securities Act

1. **Reporting Issuer**

   C Squared Developments Inc. (the "Company")
   735 – 1489 Marine Drive
   West Vancouver, B.C. V7T 1B8

   Telephone: 604 913-0613

2. **Date of Material Change**

   May 12, 2003

3. **Press Release**

   A news release was issued on May 12, 2003, and disseminated through the facilities of Canada Stockwatch and Market News.

4. **Summary of Material Change(s)**

   The Company announces a private placement of up to 700,000 units at $0.35 per unit.

5. **Full Description of Material Change(s)**

   The Company is pleased to announce that it has entered into a non-brokered private placement of up to 700,000 units at a price of $0.35 per unit, for gross proceeds of up to $245,000. Each unit will consist of one common share and one share purchase warrant. Each share purchase warrant will entitle the holder to purchase an additional common share of the Company for a term of two years, at a price of $0.40 in the first year and at a price of $0.50 in the second year.

   Proceeds of the private placement will be used for the Company's exploration and development of properties in China and for general working capital.

6. **Reliance on Section 85(2) of the Act (British Columbia)**

   Not Applicable

7. **Omitted Information**

   Not Applicable

8. **Senior Officer**

   Jonathan George
   Telephone: (604) 913-0613

9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia, this 12th day of May, 2003.

C SQUARED DEVELOPMENTS INC.
Per:

"Jonathan George"

Jonathan George, President

82-1756


INFO
TSX VENTURE

Bulletins are available for companies which are currently listed on the TSX Venture Exchange.

DYNASTY GOLD CORP. ("DYG")
[formerly C Squared Developments Inc. ("SQD")]
BULLETIN TYPE: Name Change
BULLETIN DATE: May 13, 2003
Tier 2 Company

Pursuant to a special resolution passed by shareholders dated April 22, 2003, the Company has changed its name from C Squared Developments Inc. to Dynasty Gold Corp. There is no consolidation of capital.

Effective at the opening May 14, 2003, the common shares of Dynasty Gold Corp. will commence trading on TSX Venture Exchange, and the common shares of C Squared Developments Inc. will be delisted. The Company is classified as a 'gold mining exploration' company.

Capitalization: 100,000,000 shares with no par value of which
7,438,219 shares are issued and outstanding
Escrow: Nil

Transfer Agent: Pacific Corporate Trust Company
Trading Symbol: DYG (new)
CUSIP Number: 268132 10 7 (new)

82-1756


BRITISH
COLUMBIA

NUMBER: **301721**

CERTIFICATE OF CHANGE OF NAME

COMPANY ACT

I Hereby Certify *that*

C SQUARED DEVELOPMENTS INC.

has this day changed its name to

DYNASTY GOLD CORP.



Issued *under my hand at Victoria, British Columbia on May 14, 2003*



JOHN S. POWELL
Registrar of Companies
PROVINCE OF BRITISH COLUMBIA
CANADA

82-1756



BRITISH COLUMBIA

Form 19





Certificate of Incorporation No. 301721

SPECIAL RESOLUTION

The following special resolution* was passed by the undermentioned company on the date stated:

Name of Company C SQUARED DEVELOPMENTS INC.

Date resolution passed April 22, 2003

Resolution †

"Resolved, as a special resolution, that:

(a) The name of the Company is changed from "C Squared Developments Inc." to "Dynasty Gold Corp."; and

(b) The Memorandum of the Company is altered to reflect the foregoing change and shall be in the form attached as Schedule "A" hereto."

Certified a true copy on YYYY / MM / DD 2003/04/25

Officer

* section 1 (1) for definition of "special resolution".
† Insert text of special resolution.
R. C. — 14

Internet: www.fin.gov.bc.ca/registries

FIN 786/WEB Rev. 2001/11/8

SCHEDULE "A"

FORM 1
(Section 5)

PROVINCE OF BRITISH COLUMBIA
"COMPANY ACT"

ALTERED MEMORANDUM
(altered by Special Resolution on April 22, 2003)

1. The name of the Company is "**Dynasty Gold Corp.**".

2. The authorized capital of the Company consists of ONE HUNDRED MILLION (100,000,000) common shares without par value.

82-1756

FORM 51-901F

QUARTERLY REPORT

03 JUN -9 AM 7:21

Incorporated as part of: X Schedule A
___ Schedules B & C

ISSUER DETAILS:

Name of Issuer	DYNASTY GOLD CORP. (Formerly: C Squared Developments Inc.)
Issuer Address	735 – 1489 Marine Drive, West Vancouver, B.C., V7T 1B8
Issuer Telephone Number	604-913-0613
Contact Person	Jonathan George
Contact Position	President
Contact Telephone Number	604-913-0613
Contact Email Address	N/A
Web Site Address	N/A
For Quarter Ended	March 31, 2003
Date of Report (yy/mm/dd)	03/05/15

CERTIFICATE

The schedule(s) required to complete this quarterly report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this quarterly report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B & C.

"Jonathan George"	03/05/27
NAME OF DIRECTOR	DATE SIGNED (YY/MM/DD)

"Robert A. Watts"	03/05/27
NAME OF DIRECTOR	DATE SIGNED (YY/MM/DD)

JONES RICHARDS & COMPANY
CERTIFIED GENERAL ACCOUNTANTS

Jack W. Lazareff
C.G.A.*

Deborah E. Graystone
B.Sc., C.G.A.*, T.E.P.

Keon J. Kwan
B.A., C.G.A.*, C.F.P.

NOTICE TO READER

We have compiled the consolidated balance sheet of Dynasty Gold Corp. (Formerly: C Squared Developments Inc.) as at March 31, 2003, the consolidated statement of operations and deficit, and the consolidated statement of cash flows for the three months then ended from information provided by management.

We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Accordingly, readers are cautioned that these statements may not be appropriate for their purposes.

"Jones, Richards & Company"

CERTIFIED GENERAL ACCOUNTANTS

Vancouver, British Columbia
May 15, 2003

900 – 1200 Burrard Street, Vancouver, B.C. V6Z 2C7
TEL: 604.688-1910 FAX: 604.682-2368 WEB: www.jonesrichards.com
*PROFESSIONAL CORPORATIONS

DYNASTY GOLD CORP.
(FORMERLY: C SQUARED DEVELOPMENTS INC.)
CONSOLIDATED BALANCE SHEET
MARCH 31, 2003
(UNAUDITED)
(SEE: NOTICE TO READER)
(With comparative audited consolidated figures for December 31, 2002)

	March 31, 2003	December 31, 2002
ASSETS		
Current Assets		
Cash	$ 1,978	$ 14,385
Cash in trust	387,969	31,922
Goods and services tax recoverable	14,370	30,775
Prepaid expenses	55,907	6,576
Deposit	1,722	1,722
Deferred share issue costs	21,049	-
	482,995	85,380
Property, Plant and Equipment (Note 3)	16,498	17,458
Mineral Properties	73,500	73,500
Reclamation Bonds	7,000	7,000
	$ 579,993	$ 183,338
LIABILITIES		
Current Liabilities		
Accounts payable and accrued liabilities	$ 222,337	$ 164,613
Due to related party	27,390	50,108
Convertible loan payable	165,000	165,000
	414,727	379,721
SHAREHOLDERS' EQUITY (DEFICIENCY)		
Share Capital (Note 4)	10,589,835	10,473,835
Share Subscription Advances	360,784	4,737
Deficit	(10,785,353)	(10,674,955)
	165,266	(196,383)
	$ 579,993	$ 183,338

Approved on Behalf of the Board:

"Jonathan George"
Director

"Robert A. Watts"
Director

The accompanying notes are an integral part of these financial statements.

DYNASTY GOLD CORP.
(FORMERLY: C SQUARED DEVELOPMENTS INC.)
CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT
FOR THE THREE MONTHS ENDED MARCH 31, 2003
(UNAUDITED)
(SEE: NOTICE TO READER)
(With comparative unaudited consolidated figures for the three months ended March 31, 2002)

	2003	2002 (Note 7)
ADMINISTRATION COSTS:		
Accounting and audit	$ 615	$ 1,000
Amortization	960	1,060
Consulting fees	25,500	2,400
Legal	3,713	-
Management fees	10,500	10,500
Office	7,177	5,856
Promotion and travel	10,189	-
Regulatory and transfer agent fees	4,156	4,368
Shareholder communications	9,304	955
TOTAL ADMINISTRATION COSTS	72,114	26,139
OTHER ITEMS:		
Interest income	(78)	(33)
Project investigation costs	8,362	-
Project management fees	30,000	-
	38,284	(33)
NET LOSS FOR THE PERIOD	110,398	26,106
DEFICIT AT BEGINNING OF PERIOD	10,674,955	10,297,739
DEFICIT AT END OF PERIOD	$ 10,785,353	$ 10,323,845
Loss per share	$ (0.02)	$ (0.01)

The accompanying notes are an integral part of these financial statements.

DYNASTY GOLD CORP.
(FORMERLY: C SQUARED DEVELOPMENTS INC.)
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31, 2003
(UNAUDITED)
(SEE: NOTICE TO READER)
(With comparative unaudited consolidated figures for the three months ended March 31, 2002)

	2003	2002 (Note 7)
OPERATING ACTIVITIES:		
Net loss for the period	$ (110,398)	$ (26,106)
Adjustment:		
Amortization	960	1,060
	(109,438)	(25,046)
Changes in non-cash working capital items:		
Accounts receivable	-	(30,245)
Goods and services tax recoverable	16,405	(1,156)
Prepaid expenses	(49,331)	(1,538)
Accounts payable and accrued liabilities	57,724	(31,799)
Due to related party	(22,718)	(41,250)
	(107,358)	(131,034)
FINANCING ACTIVITIES:		
Deferred share issue costs	(21,049)	-
Issue of share capital for cash	116,000	-
Share subscription advances	356,047	255,000
	450,998	255,000
INVESTING ACTIVITIES:		
Acquisition costs of property, plant and equipment	-	(4,742)
Acquisition costs of mineral properties	-	(49,500)
	-	(54,242)
INCREASE IN CASH	343,640	69,724
CASH AT BEGINNING OF PERIOD	46,307	4,135
CASH AT END OF PERIOD	$ 389,947	$ 73,859
Cash consists of:		
Cash	$ 1,978	$ 72,471
Cash in trust	387,969	1,388
	$ 389,947	$ 73,859

The accompanying notes are an integral part of these financial statements.

DYNASTY GOLD CORP.
(FORMERLY: C SQUARED DEVELOPMENTS INC.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2003

1. NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Dynasty Gold Corp. (Formerly: C Squared Developments Inc.) (the "Company") is primarily engaged in the acquisition, exploration and development of mineral properties located in Canada and China.

The interim consolidated financial statements of the Company have been prepared in accordance with the same accounting policies and methods of their application as the most recent audited consolidated financial statements for the year ended December 31, 2002, except that they do not include all note disclosures required for annual consolidated financial statements. It is suggested that the interim consolidated financial statements be read in conjunction with the annual consolidated financial statements.

2. NAME CHANGE

Pursuant to a special resolution passed by the shareholders of the Company on April 22, 2003, the Company changed its name from C Squared Developments Inc. to Dynasty Gold Corp. effective May 14, 2003.

3. PROPERTY, PLANT AND EQUIPMENT

	Cost	Accumulated Amortization	March 31, 2003 Net Book Value	December 31, 2002 Net Book Value
Office furniture and equipment	$ 43,867	$ 30,864	$ 13,003	$ 13,683
Computer equipment	27,838	24,343	3,495	3,775
	$ 71,705	$ 55,207	$ 16,498	$ 17,458

4. SHARE CAPITAL

The authorized share capital of the Company consists of 100,000,000 shares without par value.

The Company has issued shares of its capital stock as follows:

	March 31, 2003		December 31, 2002	
	Number Of Shares	Amount $	Number of Shares	Amount $
Balance, beginning of period/year	6,147,219	$10,473,835	2,447,219	$ 9,989,835
Issued during the period/year for:				
Cash	1,135,000	116,000	1,000,000	200,000
Mineral properties	-	-	200,000	24,000
Special warrants	-	-	2,500,000	260,000
Balance, end of period/year	7,282,219	$10,589,835	6,147,219	$10,473,835

DYNASTY GOLD CORP.
(FORMERLY: C SQUARED DEVELOPMENTS INC.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2003

4. SHARE CAPITAL (CONT'D)

Transactions for the Issue of Share Capital
<u>During the Period Ended March 31, 2003</u>:

The Company issued 1,135,000 shares for the exercise of share purchase warrants as follows: 1,085,000 shares at a price of $0.10 per share for a total consideration of $108,500; and 50,000 shares at a price of $0.15 per share for a total consideration of $7,500.

Stock Options:

The Company has adopted an incentive stock option plan (the "Plan"). The essential elements of the Plan provide that the aggregate number of shares of the Company's capital stock issuable pursuant to options granted under the Plan may not exceed 1,456,443. Options granted under the Plan will have a maximum term of five (5) years. The exercise price of options granted under the Plan will not be less than the market price of the shares or such other price as may be agreed to by the Company and accepted by the TSX Venture Exchange.

A summary of the status of the Company's stock option plan as of March 31, 2003 and December 31, 2002, and changes during the period/year then ended is as follows:

	March 31, 2003		December 31, 2002	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Options outstanding, beginning of period/year	400,000	$ 0.14	69,000	$ 2.00
Granted	-	-	400,000	0.14
Forfeited/cancelled	-	-	(69,000)	(2.00)
Options outstanding, end of period/year	400,000	$ 0.14	400,000	$ 0.14

At March 31, 2003, the Company had outstanding stock options exercisable to acquire 400,000 shares of its capital stock as follows:

Number	Exercise Price	Expiry Date
300,000	$ 0.10	January 8, 2007
100,000	$ 0.24	September 17, 2007
400,000		

4. SHARE CAPITAL (CONT'D)

Warrants:

At March 31, 2003, the Company had outstanding share purchase warrants exercisable to acquire 2,633,072 shares of its capital stock as follows:

Number	Exercise Price	Expiry Date
268,072	$1.40	August 22, 2003
915,000	$0.12	March 11, 2004
450,000	$0.15	March 13, 2004
1,000,000	$0.25	October 30, 2004
2,633,072		

5. RELATED PARTY TRANSACTIONS

Management fees totalling $10,500 (2002 - $10,500) have been incurred with the President of the Company.

The above noted transactions have been in the normal course of operations and, in management's opinion, undertaken with the same terms and conditions as transactions with unrelated parties.

6. SUBSEQUENT EVENTS

a. The Company issued 156,000 shares for the exercise of share purchase warrants as follows: 6,000 shares at a price of $0.25 per share for a total consideration of $1,500; and 150,000 shares at a price of $0.12 per share for a total consideration of $18,000.

b. The Company completed a private placement financing consisting of 1,148,757 Special Warrants at a price of US$0.25 per Special Warrant for a total consideration of US$287,189. Each Special Warrant is convertible, at no additional cost, into one (1) unit. Each unit consists of one (1) share and one (1) share purchase warrant exercisable to acquire one (1) additional share for a period of two (2) years, at a price of US$0.35 per share during the first year, or at a price of US$0.45 per share during the second year.

c. By a Memorandum of Understanding dated May 7, 2003, the Company may acquire a 50% interest in the rights of Terrawest Minerals Inc. for the purpose of acquiring three exploration areas in Xinjiang Autonomous Region, People's Republic of China.

7. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with the current period's consolidated financial statement presentation.

FORM 51-901F

QUARTERLY REPORT

Incorporated as part of:

___ Schedule A
X Schedules B & C

ISSUER DETAILS:

Name of Issuer	DYNASTY GOLD CORP. (Formerly: C Squared Developments Inc.)
Issuer Address	735 – 1489 Marine Drive, West Vancouver, B.C., V7T 1B8
Issuer Telephone Number	604-913-0613
Contact Person	Jonathan George
Contact Position	President
Contact Telephone Number	604-913-0613
Contact Email Address	N/A
Web Site Address	N/A
For Quarter Ended	March 31, 2003
Date of Report (yy/mm/dd)	03/05/15

CERTIFICATE

The schedule(s) required to complete this quarterly report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this quarterly report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B & C.

"Jonathan George" — 03/05/27
NAME OF DIRECTOR — DATE SIGNED (YY/MM/DD)

"Robert A. Watts" — 03/05/27
NAME OF DIRECTOR — DATE SIGNED (YY/MM/DD)

DYNASTY GOLD CORP.
(FORMERLY: C SQUARED DEVELOPMENTS INC.)
MARCH 31, 2003

Section 1

A. ANALYSIS OF EXPENSES AND DEFERRED COSTS:

See the accompanying consolidated financial statements.

Section 2

A. RELATED PARTY TRANSACTIONS FOR THE CURRENT FISCAL YEAR-TO-DATE:

See Note 5 of the accompanying consolidated financial statements.

The aggregate amount of expenditures made to parties not at arms length from the issuer are $10,500 during the current fiscal year to date.

Section 3

A. SECURITIES ISSUED DURING PERIOD ENDED MARCH 31, 2003:

Date Of Issue	Type Of Security	Type Of Issue	Number Of Shares Issued	Price Per Share	Total Proceeds	Type Of Consideration	Commission Paid
Jan. 16/03	Common Shares	Exercise of Warrants	50,000	$0.10	$5,000	Cash	Nil
Jan. 28/03	Common Shares	Exercise of Warrants	400,000	$0.10	$40,000	Cash	Nil
Feb. 6/03	Common Shares	Exercise of Warrants	50,000	$0.10	$5,000	Cash	Nil
Feb. 10/03	Common Shares	Exercise of Warrants	50,000	$0.15	$7,500	Cash	Nil
Feb. 24/03	Common Shares	Exercise of Warrants	50,000	$0.10	$5,000	Cash	Nil
Mar. 4/03	Common Shares	Exercise of Warrants	315,000	$0.10	$31,500	Cash	Nil
Mar. 7/03	Common Shares	Exercise of Warrants	170,000	$0.10	$17,000	Cash	Nil
Mar. 10/03	Common Shares	Exercise of Warrants	50,000	$0.10	$5,000	Cash	Nil

DYNASTY GOLD CORP.
(FORMERLY: C SQUARED DEVELOPMENTS INC.)
MARCH 31, 2003

B. OPTIONS GRANTED DURING PERIOD ENDED MARCH 31, 2003:

NIL.

Section 4

A. AUTHORIZED AND ISSUED SHARE CAPITAL AS AT MARCH 31, 2003:

Authorized share capital - 100,000,000 shares without par value.

A total of 7,282,219 shares have been issued for a total of $10,589,835.

B. OPTIONS, WARRANTS AND CONVERTIBLE SECURITIES OUTSTANDING AS AT MARCH 31, 2003:

Type of Security	Number or Amount	Exercise or Conversion Price	Expiry Date
Options	300,000	$0.10	January 8, 2007
Options	100,000	$0.24	September 17, 2007
Warrants	268,072	$1.40	August 22, 2003
Warrants	915,000	$0.12	March 11, 2004
Warrants	450,000	$0.15	March 13, 2004
Warrants	1,000,000	$0.25	October 30, 2004

C. SHARES IN ESCROW OR SUBJECT TO POOLING AS AT MARCH 31, 2003:

Common shares in escrow - NIL

Section 5

A. LIST OF DIRECTORS AND OFFICERS AS AT MAY 15, 2003:

Jonathan George	President/Director
Luca Riccio	Director
Robert A. Watts	Director
R. Stuart Angus	Secretary/Director
Marilyn Wong	Assistant Secretary

DYNASTY GOLD CORP.
(FORMERLY: C SQUARED DEVELOPMENTS INC.)
MARCH 31, 2003

Description of Business

The Company is a junior mineral exploration and development company presently exploring for diamonds in the Otish Mountain Area of Quebec, and pursuing advanced gold projects in the People's Republic of China.

The Otish Mountain Property is comprised of 900 mineral claims covering approximately 100,000 acres and are located twenty miles north-northwest of a new cluster of diamondiferous kimberlites discovered by Ashton Mining of Canada and partner Soquem.

The Company is actively pursuing advanced gold opportunities in the People's Republic of China.

The Company has entered into a Letter of Intent with Terrawest Management Inc. ("Terrawest"), a non-related Vancouver based private corporation, regarding the potential acquisition of two advanced gold projects situated in the People's Republic of China. Both projects, located in the Qin Ling Gold Mining District, are past producers, situated within the Archean Taihua Complex, and area with abundant high grade polymetallic mesothermal deposits.

Projects

China Gold Projects

Terrawest has signed a letter of intent with Qin Ling Gold Mine which provides for the formation of a joint venture to develop and exploit Vein #60 and Vein #9. Terrawest will have the right to earn a majority interest. The specifics of the joint venture will be outlined in the joint venture contract, which is anticipated to be completed in the summer of 2003.

The Company has been granted the sole and exclusive right to acquire Terrawest's interests in both projects.

On October 15, 2002, the Company announced that it had entered into a share purchase option agreement with Terrawest and its shareholders to acquire 100% of the issued and outstanding shares of Terrawest on the following terms, subject to regulatory approval:

1. Upon Terrawest's execution of a formal joint venture agreement with Qin Ling Gold Mine, a state corporation of the People's Republic of China, for the exploitation of Veins #60 & #9, the Company may purchase 1,000 shares of Terrawest (10%), by issuing to them an aggregate of 450,000 common shares in the capital of the Company;

DYNASTY GOLD CORP.
(FORMERLY: C SQUARED DEVELOPMENTS INC.)
MARCH 31, 2003

2. 4,000 common shares of Terrawest, representing a further 40% of the issued and outstanding common shares of Terrawest for an aggregate 50% interest by issuing to them that number of common shares of the Company which, when added to the 450,000 common shares issued pursuant to paragraph 1 will constitute 25% of the issued and outstanding common shares of the Company following the issuance on a fully diluted basis and by paying to Terrawest, the amount required to enable Terrawest to make its initial contribution to the joint venture with Qin Ling Gold Mine; and

3. 5,000 common shares of Terrawest, representing the balance of the issued common shares of Terrawest not then owned by the Company by issuing to them that number of common shares of the Company, which, when added to the shares of the Company issued to them pursuant to paragraphs 1 and 2 above, will constitute 49% of the issued and outstanding common shares of the Company following such issuance on a fully diluted basis.

The Qin Ling Gold District is the second largest producer of gold in China, with more than 500 gold bearing quartz veins having been discovered to date. Of these, the most extensive vein is Vein #60, advanced project #1, with a strike length of approximately 4.2 kilometers, and an average thickness of 1.2 meters. The upper 400 meters of Vein #60 has been mined from 1,660 meters to 2,000 meters above sea level, producing approximately 500,000 ounces of gold, according to the China National Gold Corporation.

The deepest drill hole to date intercepted Vein #60 at an elevation of 897 meters, and assayed 26.93 g/t over 0.80 meters.

The Qin Ling Gold Mine, owner and operator, recently sank a 320 meter shaft on Vein #60 from 1,660 meters to 1,340 meters and completed a 440 meter long drift. Neither Terrawest nor the Company have made a decision regarding the use of existing above ground facilities. Qin Ling Gold Mine is a 100% owned subsidiary of China National Gold Corporation, China's largest gold producer, and is a fully state-owned company under the administration of the Chinese Gold Bureau.

The second advanced project, Vein #9, lies to the immediate west of Vein #60 and was mined from 1975 to 1994, producing approximately 300,000 ounces of gold. Further exploration will be required to evaluate the potential of Vein #9.

A finder's fee is payable in connection with this transaction.

On February 27, 2003, the Company reported that an independent technical report, written in accordance with National Instrument 43-101, had been completed on the Henan Qin Ling Gold Mine Property located in the People's Republic of China. The report, by Ignacije Borovic, P.Eng., reviews and evaluates all previous work, existing mineral reserves, and potential mineral reserves on Veins #60 and #9.

DYNASTY GOLD CORP.
(FORMERLY: C SQUARED DEVELOPMENTS INC.)
MARCH 31, 2003

Current indicated and inferred mineral reserves for Vein #60, between elevations of 1660 meters to 860 meters are 3,978,400 tonnes with an average gold grade of 8.91 g/t for a total of 1,139,965 oz.

From 860 meters to sea level, on Vein #60, Mr. Borovic concludes that based on the strong lateral and vertical extent of the upper portions of the vein, these lower levels can be reasonably expected to contain more than one million ounces of gold.

With respect to Vein #9, the report states that based on average gold grades of between 10.28 g/t to 23.63 g/t encountered in previous upper development, a potential mineral resource of 3,602,368 tonnes with grades greater than 10.0 g/t au may be reasonably anticipated.

The report recommends further exploration drilling to be conducted concurrently with ongoing development and mining of Veins #60 and #9 with an overall budget of US$9,832,268.

The project is subject to a final Sino Cooperative Joint Venture Agreement currently being negotiated between Terrawest and Henan Qin Lin Gold Mine. The Company has entered into an agreement to purchase 100% of Terrawest as described above. The acquisition will be subject to receipt of regulatory approvals required for the Company's acquisition of Terrawest.

Otish Mountain Property, Quebec

A syndicate was formed with Georgia Ventures Inc., a publicly traded TSX Venture Exchange company, to jointly explore the claims on a 50-50 basis. The Company paid a fee of 10% above staking costs and 200,000 shares to an arm's length party to acquire the claims. No exploration work has been undertaken by the syndicate to date; management has also not budgeted for any exploration for the upcoming year. This may change if exploration is warranted by significant new discoveries in the vicinity.

During the period, there was no exploration activity on the property.

Operations and Financial Condition

The Company is a junior mineral resource company focusing on the acquisition and exploration of promising prospects.

The most significant administrative expenses during the period consisted of consulting fees of $25,500 (2002 - $2,400) and management fees of $10,500 (2002 - $10,500).

The other most significant costs were project investigation and project management fees of $38,362 related to the acquisition of the China property with Terrawest.

DYNASTY GOLD CORP.
(FORMERLY: C SQUARED DEVELOPMENTS INC.)
MARCH 31, 2003

The net loss for the period was $110,398 compared to the previous year's loss for the same period of $26,106.

Current liabilities totalling $414,727 includes a convertible loan payable of $165,000, which is convertible into common shares at the rate of one share per $2.00 of principal outstanding at any time after December 16, 1999. The note, payable to Sol Resources Inc., a defunct company, is unsecured and does not bear interest.

There were no investor relations activities undertaken by the Company during the current fiscal year-to-date, and no investor relations arrangement or contracts entered into by the Company during that period.

The Company relies on both private and public issuances of securities to provide funds for ongoing operations, as none of the projects presently provide cash flow. The ability to secure funds is directly related to market conditions and no guarantee of future financings is possible.

Financing Activities

On February 3, 2003, the Company announced a revision to the private placement announced on January 13, 2003. The revised offering consists of a brokered private placement and a non-brokered private placement of an aggregate of up to four million Special Warrants at an issue price of US $0.25 per Special Warrant for gross proceeds of up to US $1,000,000. Under the brokered private placement Brawley Cathers Limited (the "Agent") acts as the Company's agent to offer up to two million Special Warrants on a best efforts basis.

Each Special Warrant is exercisable into one unit consisting of one common share and one common share purchase warrant, entitling the holder to purchase one additional common share of the Company for a period of two years, at a price of US $0.35 during the first year and at US $0.45 during the second year.

In connection with the brokered private placement, the Agent will receive, among other things, an 8% cash commission, a broker option entitling the Agent to acquire that number of units equal to 10% of the number of Special Warrants sold at the offering price and as a corporate finance fee an option entitling the Agent to acquire that number of units equal to 10% of the number of Special Warrants sold at the offering price.

Subsequent Events

On May 12, 2003, the Company announced the completion of its private placement of Special Warrants at US$0.25 per Special Warrant as announced on February 3, 2003. The Company has issued a total of 1,148,757 Special Warrants for gross proceeds of US$287,189. The securities may not be re-sold prior to September 8, 2003.

DYNASTY GOLD CORP.
(FORMERLY: C SQUARED DEVELOPMENTS INC.)
MARCH 31, 2003

On May 12, 2003, the Company announced that it had entered into a Memorandum of Understanding with Terrawest Minerals Inc. ("Terrawest Minerals"), a private company based in Vancouver, B.C., regarding the right to acquire a 50% option interest in its rights to acquire three exploration areas in Xinjiang Autonomous Region, People's Republic of China.

The exploration areas cover 2,500 sq.km. of the Tian Shan mineral belt, which extends westward into Uzbekistan and Kyrgystan, the location of giant ore bodies Muruntau (170 million oz Au), Kalmakyr (90 million oz Au), Charmitan (>10 million oz Au), and Kumtor (18 million oz Au), the latter being located only 60 km from the Xinjiang border.

The three exploration areas contain nine advanced projects including two operating gold mines, numerous gold occurrences, and a recently discovered gold-enriched copper porphyry.

Terrawest Minerals has the right to acquire a 70% interest in the project areas from Xinjiang Nonferrous Metals Industry Group Co. Ltd. ("Xinjiang Nonferrous") by incurring US$12 million in exploration expenditures over a four year period. Terrawest Minerals will also have a right of first refusal on any and all additional exploration rights and permits held by Xinjiang Nonferrous.

Terrawest Minerals has agreed to option 50% of its interest and rights in the project to the Company, the specific terms of which will be outlined in a formal option agreement.

Effective May 14, 2003, the Company's name was changed to "Dynasty Gold Corp.", trading under the symbol 'DYG". The Company received shareholder approval to the change of name at its Annual and Extraordinary General Meeting held on April 22, 2003. At that meeting the Company also received the approval of disinterested shareholders of an amendment to the Company's Stock Option Plan (the "Plan") to increase the maximum number of shares that may be issued upon exercise of stock options granted under the Plan from 400,000 shares to 1,456,443 shares. The amended Plan is subject to Exchange approval.

Liquidity

Working capital as at March 31, 2003 was $68,268 and the consolidated net loss for the quarter ended March 31, 2003 was $110,398.